FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.	Date of Material Change

December 6, 2006.

3.	News Release

A news release was issued by the Corporation on December 6, 2006 through the facilities of Canada NewsWire.

4.	Summary of Material Change

The Corporation completed its previously announced convertible debenture offering and has issued $34,500,000 principal amount of convertible debentures including an over-allotment option exercised by the underwriters in the amount of $4,500,000.

5.	Full Description of Material Change

Please refer to the news release of the Corporation dated December 6, 2006 which is attached to this report as Schedule "A".

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted.

8.	Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe
President and Chief Executive Officer
(403) 262-1838

9.	Date of Report

December 6, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN CLOSES CONVERTIBLE DEBENTURE FINANCING

CALGARY, December 6, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) announces that it has closed its previously announced convertible debenture financing. Birch Mountain issued $34,500,000 of convertible debentures ("Debentures"). This includes the full exercise of the underwriters' option to purchase up to an additional $4,500,000 of Debentures.

The Debentures will bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2007. The Debentures will mature on December 31, 2011 and are convertible into common shares at a conversion price of $3.30 per common share.

The net proceeds from the financing will be used to fund the regulatory approval for, and construction of the South Haul Road, capital equipment costs for the Muskeg Valley Quarry and Hammerstone Project, Hammerstone Project pre-production capital costs, for repayment of an existing bank loan, and for working capital and land management purposes.

The financing was underwritten by a group of underwriters led by RBC Capital Markets and included Westwind Partners Inc. and Acumen Capital Finance Partners Limited.

The Company announces that it has been approved to move from the TSX Venture Exchange to the TSX effective December 11, 2006 or shortly thereafter.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Debentures or common shares within the United States. The Debentures or common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Debentures or common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under 1933 Act and applicable state securities laws or an exemption from such registration is available.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta and believes the strong global demand for oil and the heightened profile of the Alberta oil sands will ensure long-term demand for limestone products from the Muskeg Valley Quarry and the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO, or	Equity Communications, LLC
Dan Rocheleau, Acting CFO, or	Steve Chizzik, Regional Vice President
Don Dabbs, Senior Vice President	Tel: 908.688.9111 Fax: 908.686.9111
Birch Mountain Resources Ltd.
Tel: 403.262.1838 Fax: 403.263.9888

For further information please visit the Company's website at www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.